Exhibit 99.1

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades Announces Strategic Optimization and Expansion of Its Tissue Activities in the Southeastern United States

WAGRAM, North Carolina, August 18, 2014 – Cascades Inc. (TSX: CAS), a North American leader in the recovery, manufacturing and converting of green packaging and tissue paper products, announces the installation of a new tissue converting facility in Wagram, North Carolina. This investment will reorganize and expand the Company’s converting activities in the Southeastern United States – a targeted area of growth for the Corporation. The total estimated cost of the project is US$55 million and the start-up is planned for the end of 2014.

Suzanne Blanchet, Cascades Tissue Group’s current President and CEO, commented on the project, “Cascades is expanding its presence in the Southeast, one of the fastest growing markets in the United States. This investment will allow us to optimize our converting platform by relocating equipment presently used elsewhere, by adding new manufacturing equipment and installing robotized warehouse management. In doing so, we are moving closer to many key markets, and improving our productivity and logistics while enhancing customer service.”

The total annual capacity for the new converting plant is approximately 10 million cases on six converting lines, with the capacity to produce various tissue products including bathroom tissue, kitchen towels, paper napkins and hand towels for both the Away-from-Home and Consumer Products markets.

“Cascades has made clear its intention to prioritize investments in the tissue paper and packaging products sectors,” added Mario Plourde, President and CEO of Cascades Inc. “This new investment in Wagram will allow us to further improve our tissue manufacturing and customer service through the addition of an ultra-modern converting plant that will be ideally situated to serve the growing needs of our customers.”

Cascades Tissue Group, a division of Cascades Canada ULC is the fourth largest manufacturer of tissue paper in North America. Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fiber. The company employs close to 12,000 men and women, who work in more than 100 units located in North America and Europe. With its management philosophy, close to half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice-President, Public Affairs and Communications Cascades Inc. 418 573-2348 hugo_damours@cascades.com	Investors Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Source

Suzanne Blanchet

President and Chief Executive Officer

Cascades Tissue Group, a Division of Cascades Canada ULC

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